UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-20388
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
LITTELFUSE, INC. 401(K) SAVINGS PLAN
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.
Littelfuse, Inc.
8755 W. Higgins Road
Suite 500
Chicago, Illinois 60631

Financial Statements and Supplemental Schedule
Littelfuse, Inc. 401(k) Savings Plan
Years Ended December 31, 2009 and 2008
With Report of Independent Registered Public
Accounting Firm

Littelfuse, Inc. 401(k) Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
Plan Management
Littelfuse, Inc. 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Littelfuse, Inc. 401(k) Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
June 29, 2010
Chicago, Illinois

Littelfuse, Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2009	2008

Assets
Investments, at fair value	$37,509,496	$32,852,835
Contributions receivable:
Employer	—	19,647

Total assets	37,509,496	32,872,482

Net assets available for benefits	$37,509,496	$32,872,482

See accompanying notes.

Littelfuse, Inc. 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2009	2008

Additions
Employer contributions	$553,203	$691,594
Participant contributions	2,466,820	3,105,924
Rollover contributions	54,539	14,897
Interest and dividends	477,237	1,359,144

Total additions	3,551,799	5,171,559

Deductions
Distributions to participants	7,216,826	4,942,760

Net realized and unrealized appreciation (depreciation) in fair value of investments	8,302,041	(15,459,268)

Net (decrease) increase	4,637,014	(15,230,469)
Net assets available for benefits at beginning of year	32,872,482	48,102,951

Net assets available for benefits at end of year	$37,509,496	$32,872,482

See accompanying notes.

Littelfuse, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2009
1. Description of the Plan
The following description of the Littelfuse, Inc. 401(k) Savings Plan (the Plan) provides general information only. Reference should be made to the Summary Plan Description or the plan document for more complete information.
The Plan is a defined-contribution plan, which is optional to all eligible employees of Littelfuse, Inc. (the Company). The Plan is administered by the T. Rowe Price Trust Company (the Trustee) under the direction of the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Employees of the Company become eligible to participate in the Plan upon or after completing three months of service. The entry date into the Plan is the first day of each Plan year quarter.
Participants may make elective deferral contributions to the Plan in any pay period up to a maximum of 90% of their compensation for that pay period, subject to certain limitations. Highly compensated participants, as defined by the Internal Revenue Service (IRS), are subject to more restrictive maximum limits. The Company matches participant contributions 50 cents on the dollar up to the first 4% of the participant’s compensation, as defined.
Participants are immediately vested in their contributions and earnings thereon. Participants become 100% vested in their Company contributions after two years of service.
A participant may direct employee and Company contributions in any of 12 investment options.
Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are utilized on a prioritized basis in the Plan year in which the forfeiture occurs, and may be used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Participants are entitled to receive a distribution of the vested balances in their accounts upon reaching age 59 1/2, termination of employment, disability, death, or in the event of a financial hardship. Distributions may be made in a lump sum or in periodic installments and are taxable to the participant when received. Distributions prior to 59 1/2 may subject the participant to a 10% federal income tax penalty.

Littelfuse, Inc. 401(k) Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Loans are available to eligible participants, bearing interest at a rate commensurate with rates that may be obtained on similar borrowings in the normal course of business. Participants may borrow from their plan account in accordance with provisions of the Plan.
Although it has not expressed intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.
2. Summary of Significant Accounting Policies and Other Information
Investment Valuation and Income Recognition
The investments of the Plan are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Participant loans are stated at cost, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Distributions
Distributions to participants are recorded by the Plan when actual payments are made.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Littelfuse, Inc. 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies and Other Information (continued)
Recent Accounting Pronouncements
In April 2009, the Financial Accounting Standards Board (FASB) issued guidance titled Fair Value Measurements and Disclosures, which was formerly referred to as “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.” This guidance addresses the factors that determine whether there has been a significant decrease in the volume and level of activity for an asset or liability when compared to the normal market activity. Under this guidance, if the reporting entity has determined that the volume and level of activity has significantly decreased and transactions are not orderly, further analysis is required and significant adjustments to the quoted prices or transactions may be needed. This guidance was effective for interim and annual reporting periods ending after June 15, 2009, and the adoption did not have a material impact on the Plan’s financial condition or results of operations. The adoption of this guidance is reflected, where applicable, throughout these financial statements.
In May 2009, the FASB issued new accounting guidance on subsequent events intended to improve disclosure of significant events that occur after the annual financial statement date as well as to specify a time period through which management has included analysis of such subsequent events. This new guidance is effective for all interim and annual periods beginning on or after June 15, 2009. Accordingly, the Company adopted this guidance as of December 31, 2009. The Company has evaluated subsequent events through June 29, 2010, which is the date the financial statements were available to be issued.
In June 2009, the FASB issued guidance titled The FASB Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. This guidance establishes the FASB Accounting Standards Codification (the Codification) as the source of authoritative U.S. GAAP for nongovernmental entities. The Codification supersedes all existing non-Securities and Exchange Commission (SEC) accounting and reporting standards. Rules and interpretive releases of the SEC under authority of federal security laws remain authoritative GAAP for SEC registrants. This guidance and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. As the Codification did not change existing GAAP, the adoption did not have an impact on the Plan’s financial condition or results of operations.

Littelfuse, Inc. 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies and Other Information (continued)
In January 2010, the FASB issued guidance titled Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. This guidance requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010, and interim periods within those fiscal years with early adoption permitted.
Fair Value Measurements
In September 2006, the FASB issued accounting guidance titled Fair Value Measurements, which provides a standard definition of fair value as it applies to assets and liabilities, establishes a framework for measuring fair value, and expands disclosures about fair value measurements, but does not require any new fair value measurements. The accounting guidance clarifies the application of other accounting pronouncements that require or permit fair value measurements and sets out a fair value hierarchy that distinguishes between assumptions based on market data obtained from independent sources (observable inputs) and those based on an entity’s own assumptions (unobservable inputs). Under this guidance, fair value measurements are disclosed by level within that hierarchy, with the highest priority assigned to quoted prices in active markets for identical assets or liabilities (Level 1), the next priority using observable prices that are based on inputs not quoted in active markets, but corroborated by market data (Level 2) and the lowest priority assigned to unobservable inputs (Level 3). The Plan adopted the new guidance on January 1, 2008, which did not have a material impact on the Plan’s financial statements.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets at fair value. There were no liabilities subject to fair value measurements.

Littelfuse, Inc. 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies and Other Information (continued)
Investments at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total

Assets
Littelfuse, Inc. common stock	$1,959,506	$—	$—	$1,959,506
Registered investment companies:
Fixed income	8,849,430	—	—	8,849,430
Equity	26,079,782	—	—	26,079,782
Lifestyle	59,140	—	—	59,140

	34,988,352	—	—	34,988,352
Participant loans	—	—	561,638	561,638

Investments, at fair value	$36,947,858	$—	$561,638	$37,509,496

Investments at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Assets
Littelfuse, Inc. common stock	$991,375	$—	$—	$991,375
Registered investment companies	30,825,804	—	—	30,825,804
Participant loans	—	—	1,035,656	1,035,656

Investments, at fair value	$31,817,179	$—	$1,035,656	$32,852,835

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the year ended December 31, 2009.

Participant Loans
Balance at January 1, 2009	$1,035,656
Purchases, sale issuances, and settlements, net	(474,018)

Balance at December 31, 2009	$561,638

Littelfuse, Inc. 401(k) Savings Plan
Notes to Financial Statements (continued)
3. Investments
The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2009 and 2008, are as follows:

	2009	2008

T. Rowe Price Growth Stock Fund	$5,776,749	$4,588,496
T. Rowe Price Equity Income Fund	5,635,016	4,789,995
T. Rowe Price Prime Reserve Fund	5,244,011	6,673,213
T. Rowe Price New Income Fund	3,605,419	3,765,408
T. Rowe Price New Horizons Fund	3,602,349	2,725,797
T. Rowe Price Equity Index 500 Fund	2,473,785	2,086,067
T. Rowe Price Mid-Cap Growth Fund	2,310,618	*
T. Rowe Price International Stock Fund	2,247,702	*
T. Rowe Price Small-Cap Value Fund	2,136,892	1,774,185
Littelfuse, Inc. Common Stock	1,959,506	*
T. Rowe Price Mid-Cap Value Fund	1,896,670	*

*	Did not meet 5% threshold.
The net realized and unrealized (depreciation) appreciation for the years ended December 31, 2009 and 2008 (including investments bought, sold, and held during the year) are as follows:

	2009	2008

Registered investment companies	$7,286,598	$(14,503,773)
Littelfuse, Inc. common stock	1,015,443	(955,495)

	$8,302,041	$(15,459,268)

4. Income Tax Status
The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated February 27, 2002 stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (the Code) and therefore the related trust is tax-exempt. In accordance with Revenue Procedures 2009-6 and 2005-16, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its

Littelfuse, Inc. 401(k) Savings Plan
Notes to Financial Statements (continued)
qualified status. The Plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.
5. Related-Party Transactions
Littelfuse Inc. Common Stock
Transactions in shares of Littelfuse Inc. common stock qualify as party-in-interest transactions under the provisions of ERISA. At December 31, 2009 and 2008, the Plan held 60,949 and 59,721 shares of Littelfuse Inc. common stock, respectively, representing 5.2% and 3.0%, respectively, of the total net assets of the Plan.
Mutual Funds Managed by T. Rowe Price
Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company (T. Rowe). T. Rowe is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to T. Rowe for investment management services were deducted from the net asset values of shares of mutual funds held by the Plan.
6. Administrative Expenses
All administrative and record-keeping fees of the Trustee and certain accounting and legal expenses of the Plan are paid by the Company on behalf of the Plan.
7. Risk and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
8. Subsequent Events
Subsequent events have been evaluated through June 29, 2010, which is the date the financial statements were available to be issued.

Littelfuse, Inc. 401(k) Savings Plan
Notes to Financial Statements (continued)
Effective January 1, 2010, the Plan was restated and now includes certain additional benefits for participants as well as changes to pre-existing terms, such as automatic enrollment and modifications to company match percentages. All participants in the Plan will be granted these new terms starting January 1, 2010.

Supplemental Schedule

Littelfuse, Inc. 401(k) Savings Plan
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
EIN 36-3795742                Plan #002
December 31, 2009

Identity of		Number	Current
Issuer	Description	of Shares	Value

T. Rowe Price*	Growth Stock Fund	209,987	$5,776,749
T. Rowe Price*	Equity Income Fund	268,462	5,635,016
T. Rowe Price*	Prime Reserve Fund	5,241,144	5,244,011
T. Rowe Price*	New Income Fund	388,934	3,605,419
T. Rowe Price*	New Horizons Fund	140,827	3,602,349
T. Rowe Price*	Equity Index 500 Fund	82,377	2,473,785
T. Rowe Price*	Mid-Cap Growth Fund	48,655	2,310,618
T. Rowe Price*	International Stock Fund	178,389	2,247,702
T. Rowe Price*	Small-Cap Value Fund	72,486	2,136,892
Littelfuse, Inc.*	Common Stock	60,949	1,959,506
T. Rowe Price*	Mid-Cap Value Fund	91,538	1,896,670
T. Rowe Price*	Retirement 2010 Fund	1,595	22,252
T. Rowe Price*	Retirement 2040 Fund	822	12,461
T. Rowe Price*	Retirement 2035 Fund	928	9,878
T. Rowe Price*	Retirement 2030 Fund	621	9,392
T. Rowe Price*	Retirement 2045 Fund	255	2,579
T. Rowe Price*	Retirement 2055 Fund	308	2,579
Participant loans*	Loans receivable with varying maturities; interest rate of 8%		561,638

			$37,509,496

*	Indicates party-in-interest to the Plan.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Littelfuse, Inc. Littelfuse, Inc. 401(K) Savings Plan
Dated: June 29, 2010	By:	/s/ John T. Quille
John T. Quille
Chief Accounting Officer Plan Administrator